Exhibit 99.1

Borr Drilling Limited Announces Fourth Quarter and Twelve Months 2023 Result.

Hamilton, Bermuda, February 22, 2024: Borr Drilling Limited ("Borr", "Borr Drilling" or the "Company") announces unaudited results for the three and twelve months ended December 31, 2023.

Highlights Fourth Quarter of 2023

•	Total operating revenues of $220.6 million, an increase of $29.1 million or 15% compared to the third quarter of 2023

•	Net income of $28.4 million, an increase of $28.1 million compared to the third quarter of 2023

•	Adjusted EBITDA of $105.9 million, an increase of $17.7 million or 20% compared to the third quarter of 2023

•	Completed the refinancing of all the Company's secured debt, established a $180 million RCF and completed a private placement of new shares for gross proceeds of $50.0 million

•	Total contract revenue backlog as at December 31, 2023 of $1.75 billion, including Mexico rigs

Subsequent events

•	2024 year to date, the Company has been awarded three new contract commitments, representing 495 days and $82.2 million of potential contract revenue

•	The Board declared a cash dividend of $0.05 per share for the fourth quarter to shareholders of record on March 4, 2024. Payment date will be on or about March 18, 2024.

CEO, Patrick Schorn commented:

"Our fourth quarter performance has been strong, enabling us to close the year having achieved several major milestones.

On the operational front, we finished the year with excellent technical utilization for the quarter at 98.7% and a total recordable injury frequency of 0.65, the latter being well below the industry average. These numbers reflect the professionalism of our operational team, who have activated rigs continuously for the last three years, and who have successfully commenced operations in numerous new countries and regions.

On the contracting front, we closed the year with all of our 22 delivered rigs contracted. Over the course of 2023, we also secured several new contracts adding $728 million, at an implied rate of approximately $161,000 per day, to our revenue backlog, which stood at $1.75 billion at year end. Following the award of three additional contracts in 2024, we have 87% of our available capacity in 2024 already covered by firm contracts and priced options, and we expect this to further increase in the coming months as we progress current negotiations. This strong contract coverage provides both solid near-term revenue and earnings visibility as well as the ability to balance contracts to optimize our market position and earnings. In addition, we have two newbuilds scheduled for delivery later this year. They are already attracting considerable customer interest and come with yard financing in place.

Our Adjusted EBITDA increased by 20% from the third quarter to $105.9 million, reflecting a close to fully operational fleet. We expect Adjusted EBITDA to continue to increase throughout 2024 as more rigs end their current contracts and commence new ones at higher dayrates and improved contract terms. Based on our positive business outlook and strong fleet coverage, we maintain our estimate of Adjusted EBITDA for the full year 2024 to be between $500 to $550 million.

With the issuance of our $1.54 billion secured bonds in November 2023, the future of the Company is further cemented, and having commenced both our dividend program and share buybacks, our focus is now on how best to return value to shareholders.

Subsequent to the period covered by this quarter's report, there has been significant focus in the media on the announcements by Saudi Aramco regarding their production targets for 2027. While we fully respect that only Saudi Aramco can give meaningful information about how this will potentially affect the onshore and offshore activity levels going forward, a few comments specifically in relation to Borr Drilling are appropriate. First, out of our fleet of 24 rigs, we have three working in the Kingdom, all of which are on multi-year contracts. Second, regardless of an adjustment in production levels to be pursued going forward, the activity levels required in the Kingdom to maintain current production capacity remain world leading. As such, our approach is to continue focusing on the things we can manage, which is the relentless pursuit of safety and operational excellence in order to deliver value to our customers in the Middle East and elsewhere around the world."

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208